

Randy Foraker
Executive Vice President, Interim Chief Financial Officer
And Chief Risk Officer
BancFirst Corporation
101 North Broadway
Oklahoma City, Oklahoma 73102

July 8, 2014

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4720

Re: BancFirst Corp.
    Form 10-K for fiscal year ended December 31, 2013
    Filed March 14, 2014
    File Number 000-14384

Dear Mr. Rodriguez:

BancFirst Corporation (the "Company") acknowledges receipt of the letter, dated June 30, 2014, from the staff of the Securities and Exchange Commission (the "Comment Letter"), relating to the above referenced filings. The Company would like to request an extension of time to respond to the Comment Letter, in order to have sufficient time for review internally and by the Company's advisors and auditors of the response to the Comment Letter. The Company intends to submit its response to the Staff not later than July 31, 2014.

Thank you for your consideration in this matter. Please contact me at (405) 270-1044 should you require further information.

Very truly yours,

/s/ Randy Foraker
Randy Foraker, Executive Vice President, Interim Chief Financial Officer
and Chief Risk Officer

cc: David E. Rainbolt
        Chief Executive Officer, BancFirst Corporation